EXHIBIT 11
The following table sets forth the computation of basic and diluted earnings per share:

	(Expressed in U.S. Currency)
	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Numerator:
Net Income (loss)	$(747,554)	$(174,997)	$(1,228,388)	$223,717
Dividends on Series A preferred stock	(791)	(772)	(1,727)	(1,535)

Numerator for basic and diluted loss per share loss available to common shareholders	$(748,345)	$(175,769)	$(1,230,115)	$222,182

Denominator:
Denominator for basic loss per share- weighted average shares outstanding	12,942,638	13,820,396	13,177,491	13,816,146
Effect of dilutive securities	—	—	—	11,053
Warrants	—	—	—	43,758

Dilutive potential common shares denominator for diluted earnings (loss) per share adjusted weighter-average shares and assumed conversion	12,942,638	13,820,396	13,177,491	13,870,957

Basic income (loss) per share	$(0.06)	$(0.01)	$(0.09)	$0.02

Diluted income (loss) per share	$(0.06)	$(0.01)	$(0.09)	$0.02